CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$2,797,000	$324.73

Pricing supplement no. 1466 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 20-A-IV dated April 15, 2010	Registration Statement No. 333-155535 Dated July 27, 2011 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $2,797,000 Single Review Notes Linked to the Russell 2000® Index due November 1, 2012

General

  The notes are designed for investors who seek a fixed return of 18.50% if, on the Review Date, the Russell 2000® Index is at or above the Call Level. If the notes are not automatically called, investors should be willing to lose some or all of their principal if the Ending Index Level is less than the Initial Index Level by more than 10%. Investors in the notes should be willing to accept this risk of loss, and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are automatically called. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing November 1, 2012†
  Minimum denominations of $1,000 and integral multiples thereof
  The notes priced on July 27, 2011 and are expected to settle on or about August 1, 2011.

Key Terms

Index:	The Russell 2000® Index (the “Index”)
Automatic Call:	If the Index closing level on the Review Date is greater than or equal to the Call Level, the notes will be automatically called for a cash payment as described below.
Call Level:	100% of the Initial Index Level
Payment if Called:	If the notes are automatically called on the Review Date, for every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium amount of $185.00 (or 18.50% × $1,000).
Payment at Maturity:

If the notes are not automatically called and the Ending Index Level is less than the Initial Index Level by no more than 10%, you will receive the principal amount of your notes at maturity. If the Ending Index Level is less than the Initial Index Level by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level by more than 10%, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Index Return + 10%) x 1.1111]

If the notes are not automatically called and the Ending Index Level is less than the Initial Index Level by more than 10%, you will lose some or all of your investment at maturity.

Buffer Amount:	10%
Downside Leverage Factor:	1.1111
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level calculated as follows:
Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which was 800.53
Ending Index Level:	The Index closing level on the Review Date
Review Date†:	October 29, 2012
Maturity Date†:	November 1, 2012
CUSIP:	48125XB70

†

Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” or “Description of Notes — Automatic Call,” as applicable, in the accompanying product supplement no. 20-A-IV

Investing in the Single Review Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the accompanying product supplement no. 20-A-IV and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$9.50	$990.50

Total	$2,797,000	$26,571.50	$2,770,428.50

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)

J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $9.50 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of $0.50 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-50 of the accompanying product supplement no. 20-A-IV.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

July 27, 2011

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 20-A-IV dated April 15, 2010. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 20-A-IV, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 20-A-IV dated April 15, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210001525/e38483_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — If the Index closing level is greater than or equal to the Call Level on the Review Date, your investment will yield a payment per note of $1,000 plus a call premium amount of $185 (or 18.50% x $1,000). Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — If the notes are not automatically called and the Ending Index Level is less than the Initial Index Level by not more than 10%, you will be entitled to receive the full principal amount of your notes at maturity. If the Ending Index Level is less than the Initial Index Level by more than 10%, for every 1% that the Ending Index Level is less than the Initial Index Level by more than 10%, you will lose an amount equal to 1.1111% of the principal amount of your notes.
  RETURN LINKED TO THE RUSSELL 2000® INDEX — The return on the notes is linked to the performance of the Russell 2000® Index. The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000ETM Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market.  For additional information about the Index, see the information set forth under “The Russell 2000® Index” in the accompanying product supplement no. 20-A-IV.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 20-A-IV. Based on the opinion of our special tax counsel, Davis Polk & Wardwell LLP, provided in the accompanying product supplement, we believe that it is reasonable to treat, and we and you agree to treat, the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be

JPMorgan Structured Investments —	PS-1
Single Review Notes Linked to the Russell 2000® Index

subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 20-A-IV dated April 15, 2010.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the notes are not automatically called and the Ending Index Level is less than the Initial Index Level by more than 10%, you will lose 1.1111% of your principal amount for every 1% that the Ending Index Level is less than the Initial Index Level by more than 10%. Accordingly, you could lose some or all of your initial investment at maturity.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity or upon automatic call, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that such hedging activities or other trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines.
  LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium of 18.50%, regardless of the appreciation in the Index, which may be significant. Because the Index closing level at various times during the term of the notes could be higher than on the Review Date, you may receive a lower payment at maturity than you would have if you had invested directly in the Index.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment upon an automatic call or at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold the notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Russell 2000® Index would have.

JPMorgan Structured Investments —	PS-2
Single Review Notes Linked to the Russell 2000® Index

  RISKS ASSOCIATED WITH SMALL CAPITALIZATION STOCKS — The stocks that constitute the Index are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. These companies tend to be less well-established than large market capitalization companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the actual and expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the equity securities underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory and judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments —	PS-3
Single Review Notes Linked to the Russell 2000® Index

Hypothetical Examples of Amounts Payable upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the Review Date for a range of movements in the Index as shown under the column “Index Level Appreciation/Depreciation at Review Date.” The following table assumes a Call Level equal to a hypothetical Initial Index Level of 800. The table reflects that the call premium used to calculate the call price applicable to the Review Date is 18.50%, regardless of the appreciation of the Index, which may be significant. There will be only one payment on the notes at maturity whether or not the notes are called. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

Index Closing Level	Index Level Appreciation/ Depreciation at Review Date	Total Return at Maturity Date
1440.00	80.00%	18.50%
1360.00	70.00%	18.50%
1280.00	60.00%	18.50%
1200.00	50.00%	18.50%
1120.00	40.00%	18.50%
1040.00	30.00%	18.50%
960.00	20.00%	18.50%
880.00	10.00%	18.50%
840.00	5.00%	18.50%
808.50	1.00%	18.50%
800.00	0.00%	18.50%
792.50	-1.00%	0.00%
760.00	-5.00%	0.00%
720.00	-10.00%	0.00%
712.00	-11.00%	-1.11%
640.00	-20.00%	-11.11%
560.00	-30.00%	-22.22%
480.00	-40.00%	-33.33%
400.00	-50.00%	-44.44%
320.00	-60.00%	-55.56%
240.00	-70.00%	-66.67%
160.00	-80.00%	-77.78%
80.00	-90.00%	-88.89%
0.00	-100.00%	-100.00%

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 800 to an Index closing level of 960 on the Review Date. Because the Index closing level on the Review Date (960) is greater than the Call Level of 800, the notes are automatically called, and the investor receives a single payment of $1,185 per $1,000 principal amount note.

Example 2: The level of the Index decreases from the Initial Index Level of 800 to an Index closing level of 720 on the Review Date. Because (a) the Index closing level on the Review Date (720) is less than the Call Level of 800 and (b) the Ending Index Level is less than the Initial Index Level by not more than 10%, the notes are not automatically called, and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index decreases from the Initial Index Level of 800 to an Index closing level of 560 on the Review Date. Because (a) the Index closing level on the Review Date (560) is less than the Call Level of 800 and (b) the Ending Index Level is less than the Initial Index Level by more than 10%, the notes are not automatically called and the investor receives a payment at maturity that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-30% + 10%) x 1.1111] = $777.78

JPMorgan Structured Investments —	PS-4
Single Review Notes Linked to the Russell 2000® Index

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly Index closing level from January 6, 2006 through July 22, 2011. The Index closing level on July 27, 2011 was 800.53. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Review Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 23, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by us on March 23, 2011.

JPMorgan Structured Investments —	PS-5
Single Review Notes Linked to the Russell 2000® Index